June 1, 2026

Division of Corporation Finance

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Janus Living, Inc. Registration Statement on Form S-11 File No. 333-296384

Dear Ladies and Gentlemen:

In connection with the proposed offering of the securities under the above-captioned Registration Statement on Form S-11 (the “Registration Statement”) and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we wish to advise you that we, as representatives of the underwriters, hereby join with Janus Living, Inc.’s request that the effective date of the Registration Statement be accelerated so that the same will become effective on June 2, 2026 at 4:00 P.M., Eastern Time, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Securities Act, we, as representatives of the several underwriters, wish to advise you that we will take reasonable steps to secure adequate distribution of the preliminary prospectus to underwriters, dealers, institutions and others prior to the requested effective time of the above-referenced Registration Statement.

We, the undersigned, as representatives of the several underwriters, will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Sincerely,

BofA Securities, Inc.
J.P. Morgan Securities LLC
RBC Capital Markets, LLC
Wells Fargo Securities, LLC

As Representatives of the several Underwriters

BOFA SECURITIES, INC.

By:	/s/ Gray Hampton
	Name:	Gray Hampton
	Title:	Vice Chairman

J.P. MORGAN SECURITIES LLC

By:	/s/ Grace Schlesinger
	Name:	Grace Schlesinger
	Title:	Vice President

RBC Capital Markets, LLC

By:	/s/ Asad Kazim
	Name:	Asad Kazim
	Title:	Managing Director
Group Head, U.S. Real Estate

Wells Fargo Securities, LLC

By:	/s/ Rohit Mehta
	Name:	Rohit Mehta
	Title:	Managing Director

[Signature Page to UW Acceleration Request]